U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25


(Check One):

[ ]Form 10-K or Form 10-KSB   [ ]Form 20-F   [ ]Form 11-K   [X] Form 10-Q or
 Form 10-QSB

[ ]Form N-SAR

       For Period Ended March 31, 2001

       [ ] Transition Report on Form 10-K or Form 10-KSB
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q or Form 10-QSB
       [ ] Transition Report for Form N-SAR

For the Transition Period Ended: . . . . . . . . . . . . . . . . .

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________

                       Part I - Registrant Information

                      COMPUTERIZED THERMAL IMAGING, INC.
                       TWO CENTERPOINTE WAY, SUITE 450
                            PORTLAND, OREGON 97035


                      Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by the Rule
        12b-25(c) has been attached if applicable.

                            Part III -  Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report of portion thereof could not be filed within the prescribed time period.

EXPLANATION:

The Company's independent accountants are completing their review of the Company's financial statements. The Company believes that it would be inappropriate to file the report on Form 10-Q for the quarter ended March 31, 2001 prior to completion of the review.

                         Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.


     Kevin L. Packard              (801)              776-4700
     ---------------------- -------------------  ----------------------
              (Name)             (Area Code)       (Telephone Number)


(2)  Have all other periodic reports             [X] Yes   [ ] No
     required under Section 13 or 15(d) of
     the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company
     Act of 1940 during the preceding 12
     months or for such shorter period that
     the registrant was required to file
     such report(s) been filed?  If answer
     is no, identify report(s).


(3)  Is it anticipated that any significant      [X] Yes   [ ] No
     change in results of operation from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included in
     the subject report of portion thereof?
     If so: attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


EXPLANATION: The results for the quarter and nine months ended March 31, 2001 are expected to differ from the results reported for the corresponding prior period because of increases in both revenues and expenses. The increase in revenue reflects an acquisition occurring after the end of the period in 2000 and the increases in expenses reflect a variety of factors including increased compensation expense from an increase in employees and from increased non-cash charges for accounting for options and warrants and increased research and development expense. Altogether, the Company expects to report a net loss of approximately $4.8 million for the quarter ended March 31, 2001 compared to a net loss of approximately $2.1 million for the quarter ended March 31, 2000, and a net loss of approximately $14.6 million for the nine months ended March 31, 2001 compared to a net loss of approximately $5.4 million for the nine months ended March 31, 2000.

Date: May 16, 2001                      By: /s/Kevin L. Packard
                                        -------------------------------------
                                        Kevin L. Packard, Chief Financial
                                        Officer, Secretary & Treasurer

                            ACCOUNTANT'S STATEMENT


Deloitte & Touche LLP
Suite 1800
50 South Main Street
Salt Lake City, UT 84144-0158


May 15, 2001

Computerized Thermal Imaging, Inc.
Suite 201
476 Heritage Park Boulevard
Layton, Utah 84041


Dear Sirs:

Due to an analysis of certain equity transactions for the Company, we have been unable to complete our review of the 10-Q for the quarter ended March 31, 2001 prior to the May 15, 2001 deadline.

Sincerely,


/s/ Deloitte & Touche LLP